                                                                               .
                                                                               .
                                                                               .

                                                                 EXHIBIT 4(e)(e)



                             CONTRACT SCHEDULE PAGE

OWNER: [John Doe]                           SEX: [M]    DATE OF BIRTH: [01/01/1951]
[JOINT OWNER: [Jane Doe]                    SEX: [F]    DATE OF BIRTH: [01/01/1951]]

ANNUITANT: [John Doe]                       SEX: [M]    DATE OF BIRTH: [01/01/1951]
[JOINT ANNUITANT: [Jane Doe]                SEX: [F]    DATE OF BIRTH: [01/01/1951]]

CONTRACT NUMBER: [12345678]               ISSUE DATE: [02/01/2001]
PLAN TYPE: [Qualified, Non-Qualified]

INITIAL INCOME PAYMENT*

                                    INCOME      ANNUITY
                                    AMOUNT      UNITS
                                    ------      ------
      Fixed Income Payment           $[000.00]   N/A

      Variable Income Payment**
            X Investment Division    $[000.00]   [000.00000]
            Y Investment Division    $[000.00]   [000.00000]

TOTAL INITIAL INCOME PAYMENT: $[000.00]

*This amount assumes no Federal Taxes Withheld

**This amount assumes the Initial Payment Date is within 10 days following the Issue Date. If the Initial Payment Date is later than 10 days following the Issue Date then the actual amount will be the number of Annuity Units shown times the Annuity Unit Value 10 days prior to the Initial Payment Date.

INITIAL PAYMENT DATE: [03/01/2001]

INCOME PAYMENT FREQUENCY: [Monthly]

INCOME TYPE:

[Lifetime Income Annuity with a Guarantee Period]

ANNUITY BENEFIT:

[If the Annuitant is alive on the Initial Payment Date, We will pay the Income Payments from the Initial Payment Date until the Annuitant dies. We guarantee that once Income Payments begin, We will pay the Income Payments until the Guarantee Period End Date (i.e. Guaranteed Income Payments) whether or not the Annuitant is alive.]

GUARANTEE PERIOD END DATE: [02/01/2011]

ASSUMED INVESTMENT RETURN (AIR): [x%] The daily [x%] AIR factor is [x.xxx]

[MORTALITY TABLE: [Annuity 2000 Mortality Table with 7-year age setback]]

BENEFICIARY: [As designated by you as of the Issue Date unless changed in accordance with the Contract provisions.]

PURCHASE PAYMENT:                                     [$100,000.00]

PURCHASE PAYMENT ALLOCATION:

      Toward Purchase of the Fixed Income Payment             [000%]
      Toward Purchase of the Variable Income Payment
            X Investment Division                             [000%]
            Y Investment Division                             [000%]
                                                              ------
      Total                                                    100%

SEPARATE ACCOUNT: [Metropolitan Life Separate Account E]

PRODUCT CHARGES:

      SEPARATE ACCOUNT CHARGES: [1.25%]

      ADDITIONAL SEPARATE ACCOUNT CHARGE ON INVESTMENT DIVISIONS: [American Funds 0.15%]

      We reserve the right to impose additional Separate Account Charges on Investment Divisions that we may add to the Contract at any future date. The addition for any Investment Division will not be greater than 0.25%.

ANNUAL CONTRACT FEE: [$0]

REALLOCATION REQUIREMENTS:

NUMBER PERMITTED: [We reserve the right to limit the number of reallocations up to a maximum of [1] per [calendar month].]

REALLOCATION FEE: [We reserve the right to deduct a Reallocation Fee of up to [$30.00] for each additional reallocation in excess of the maximum number permitted. The Reallocation Fee will be deducted proportionately from the Fair Market Value of the Income Payments of the Investment Divisions or from the General Account from which the reallocation is made.]

[MINIMUM WITHDRAWAL AMOUNT: [$1000]

WITHDRAWAL PROCESSING FEE: [6%]

INTEREST RATE APPLICABLE TO UNDERPAYMENTS OR OVERPAYMENTS DUE TO MISSTATEMENT OF AGE AND/OR SEX: [3.0%]

ADMINISTRATIVE OFFICE:

[MetLife
12902 East 51st Street
Tulsa, OK 74134]

ENDORSEMENTS AND RIDERS ATTACHED TO THIS CONTRACT:
[Traditional/SEP IRA Tax Endorsement
Roth IRA Tax Endorsement
SIMPLE IRA Tax Endorsement
403(b) Tax Endorsement
Unisex Annuity Rates Endorsement
Withdrawal Rider
Optional Two-Year Withdrawal Rider]

                       METROPOLITAN LIFE INSURANCE COMPANY
                               One Madison Avenue
                               New York, NY 10010

WITHDRAWAL RIDER

This Rider is part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider amends the Contract as follows:

PARTIAL WITHDRAWAL PROVISIONS

At any time prior to the Guarantee Period End Date, You may request a partial withdrawal of the Fair Market Value of the remaining Guaranteed Income Payments that are payable under this Contract up to the Guarantee Period End Date. Any such withdrawal will result in a pro-rata reduction of the remaining Guaranteed Income Payments. The pro-rata reduction will be equal to the ratio of the amount withdrawn to the Fair Market Value immediately prior to the withdrawal of the remaining Guaranteed Income Payments payable under this Contract at the time of the withdrawal. The pro-rata reduction in the Guaranteed Income Payments will be accomplished by reducing any Fixed Income Payment or Variable Income Payment by the pro-rata ratio.

A Valuation Date will occur on the effective date of a partial withdrawal.

Withdrawals will be subject to the Minimum Withdrawal Amount shown on the Contract Schedule Page.

All withdrawals under this Rider are also subject to a processing fee that will be deducted from the amount withdrawn. The processing fee is equal to the Withdrawal Processing Fee shown on the Contract Schedule Page, multiplied by the amount withdrawn. The amount payable to You will be the amount withdrawn less the processing fee.

If amounts withdrawn would result in the Guaranteed Income Payment determined on the effective date of the partial withdrawal immediately following such withdrawal to be either (a) less than $100.00 per month (or $1,200.00 per year, if paid other than monthly), or (b) less than 25% of the actual Initial Income Payment, the withdrawal will not be permitted.

Beginning with the first Income Payment due after the Guarantee Period End Date, provided the Annuitant is alive on that date, We will make the Income Payments determined as if no withdrawal of the Fair Market Value of the Guaranteed Income Payments had occurred.

Metropolitan Life Insurance Company has caused this Rider to be signed by its Vice-President & Secretary.


/s/ Gwenn L. Carr

Gwenn L. Carr
Vice-President & Secretary

                       METROPOLITAN LIFE INSURANCE COMPANY
                               One Madison Avenue
                               New York, NY 10010

OPTIONAL TWO-YEAR WITHDRAWAL RIDER

This Rider is part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. If you elect this Rider, your Income Payments will generally be lower than if you had not elected this Rider. This Rider is irrevocable. This Rider amends the Contract as follows:

WITHDRAWAL PROVISIONS

During the two-year period beginning with the Issue Date, You may request a full or partial withdrawal of the Fair Market Value of the future Income Payments payable under this annuity Contract on the date of the withdrawal. We will make no further payments under this Contract if a full withdrawal of the Fair Market Value occurs.

If you make a request to withdraw an amount during the first two years that would result in the Income Payment determined on the effective date of a partial withdrawal immediately following such withdrawal to be less than $100.00 per month (or $1,200.00 per year, if paid other than monthly) then we will treat the withdrawal request as a request for a full withdrawal of the Fair Market Value under this Contract.

A partial withdrawal of the Fair Market Value of this annuity will result in a pro-rata reduction of all future Income Payments. The pro-rata reduction will be equal to the ratio of the amount withdrawn to the Fair Market Value immediately prior to the withdrawal of all future Income Payments payable under this Contract. The pro-rata reduction in the Income Payments will be accomplished by reducing the Fixed Income Payment and each Investment Division supporting the Variable Income Payment by the pro-rata ratio, unless we agree to a different withdrawal method.

During the two-year period beginning with the Issue Date, no partial withdrawals will be permitted except as defined under the terms of this rider even when there are Guaranteed Income Payments payable during this period or when any other Withdrawal Rider is in effect or any other withdrawal option would otherwise be available.

A Valuation Date will occur on the effective date of a full or partial withdrawal.

Withdrawals will be subject to the Minimum Withdrawal Amount shown on the Contract Schedule Page.

This rider does not provide any withdrawal benefits after the two-year period that began on the Issue Date.

Notwithstanding anything in this Contract to the contrary, solely for purposes of this withdrawal feature, the Fair Market Value of the future Income Payments may not exceed the total future expected payments as determined under the applicable income tax regulations of section 401(a)(9) of the Code.

DEATH BENEFIT PROVISIONS

Upon the death of the last surviving Annuitant or any Owner during the two-year period beginning with the Issue Date, We will pay the Fair Market Value on the future Income Payments that would have been payable except for such death, and We will make no further Income Payments, or Death Benefit payments or any other payment under this annuity Contract.

This rider does not provide any death benefit after the two-year period that began on the Issue Date.

Metropolitan Life Insurance Company has caused this Rider to be signed by its Vice-President & Secretary.


/s/ Gwenn L. Carr

Gwenn L. Carr
Vice-President & Secretary

                                                                 Exhibit 4(e)(e)



                                 (METLIFE LOGO)
                       METROPOLITAN LIFE INSURANCE COMPANY

                               One Madison Avenue
                            New York, New York 10010

METROPOLITAN LIFE INSURANCE COMPANY (referred to as "we, us and our") will make Income Payments as described in this Contract beginning on the Initial Payment Date.

FREE LOOK PROVISION - RIGHT TO CANCEL

This Contract may be returned for any reason within 10 days after you receive it by mailing or delivering the Contract to either us or the agent who sold it. Return of this Contract by mail is effective on being postmarked, properly addressed and postage prepaid. We will promptly refund the Fair Market Value of the Income Payments under this Contract.

Signed for the Company.

  -s- Gwenn L. Carr                        -s- Robert H. Benmosche
      Gwenn L. Carr                            Robert H. Benmosche
      Vice-President & Secretary               Chairman of the Board
                                           President and Chief Executive Officer

                            INDIVIDUAL SINGLE PREMIUM

                   IMMEDIATE VARIABLE INCOME ANNUITY CONTRACT

                                NONPARTICIPATING

                          READ YOUR CONTRACT CAREFULLY.

INCOME PAYMENTS PROVIDED BY THIS CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT.

THE SEPARATE ACCOUNT CONSISTS OF A NUMBER OF INVESTMENT DIVISIONS WHICH CAN BE CHOSEN TO SUPPORT THE VARIABLE INCOME

PAYMENTS. THE INVESTMENT DIVISIONS AVAILABLE ARE DESCRIBED IN THE PROSPECTUS. A CHARGE WILL BE ASSESSED AGAINST THE ASSETS IN THE SEPARATE ACCOUNT EQUAL TO THE SEPARATE ACCOUNT CHARGE AS SET FORTH ON THE CONTRACT SCHEDULE PAGE.

IF WE ARE MAKING VARIABLE INCOME PAYMENTS, THE AMOUNT PAID AS OF ANY PARTICULAR PAYMENT DATE MAY BE MORE OR LESS THAN THE AMOUNT PAID AS OF THE PRIOR PAYMENT DATE. PAYMENTS WILL GO UP WHEN THE NET INVESTMENT RETURN (I.E., THE RETURN REDUCED BY THE SEPARATE ACCOUNT CHARGE) OF THE SEPARATE ACCOUNT IS GREATER THAN THE CONTRACT'S ASSUMED INVESTMENT RETURN AND DOWN WHEN IT IS LESS THAN THE ASSUMED INVESTMENT RETURN.

                                TABLE OF CONTENTS

                                                                            PAGE
DEFINITIONS                                                                   1

GENERAL PROVISIONS                                                            2

OWNERSHIP PROVISIONS                                                          3

BENEFICIARY PROVISIONS                                                        4

SEPARATE ACCOUNT PROVISIONS                                                   5

INCOME PAYMENT PROVISIONS                                                     4

REALLOCATION PROVISIONS                                                       7

DEATH BENEFIT PROVISIONS                                                      8

SUSPENSION OR DEFERRAL OF PAYMENTS OR REALLOCATIONS                          12

DEFINITIONS

ADMINISTRATIVE OFFICE

The office indicated on the Contract Schedule Page to which notices and requests must be sent, or as otherwise directed by notice from Us.

ANNUITANT

The natural person(s) on whose life Income Payments are based. Any reference to Annuitant shall also include any Joint Annuitant under the Income Type selected at issue. You will not be able to change the Annuitant or Joint Annuitant once the Contract is issued.

ANNUITY PURCHASE RATE

Means the dollar amount required by Us to provide Fixed Income Payments or Variable Income Payments of $1.00 as of each remaining Income Payment Date. The Annuity Purchase Rate is specific to the type of annuity that reflects the remaining Income Payments, if any, and the survivorship of the remaining annuitants, if any. This rate is primarily based on two assumptions; namely, an interest rate basis and a mortality basis. Mortality basis is a measurement scale used to determine the Annuitant's life expectancy.

For the Variable Income Payments, the Annuity Purchase Rate will be determined using the AIR and the Mortality Table stated on the Contract Schedule Page. We guarantee that this mortality basis will not change.

For the Fixed Income Payments, the Annuity Purchase Rate will be the rate MetLife is using for this class of contracts on the date the rate is determined. In no event, however, will the Annuity Purchase Rate be less favorable than that rate which would be provided under the Basis of Fixed Income Payments set forth in this Contract.

ASSUMED INVESTMENT RETURN (AIR)

The interest rate used to determine the first Variable Income Payment. It is also the benchmark rate of return against which the NIR is compared to determine all future Variable Income Payments. You elected the AIR applicable to this Contract at the time You purchased this annuity. The AIR is stated on the Contract Schedule Page.

ANNUITY BENEFIT

The Annuity Benefit shown on the Contract Schedule Page defines Our obligation to make Income Payments to You under the Income Type You selected when You purchased this annuity Contract. For Income Types with Guarantee Periods, Income Payments are payable until the Guarantee Period End Date shown on the Contract Schedule Page, whether or not an Annuitant is alive.



                                      [1]

ANNUITY UNIT

A unit of measure used to calculate the Variable Income Payments. The value of an Annuity Unit will vary in relation to the investment experience of the Separate Account Investment Divisions You elected.

ATTAINED AGE

The age of any Owner, Beneficiary or Annuitant on his/her last birthday.

BENEFICIARY

The person(s) You name to receive any death benefit payable under this Contract after the death of the Owner, or in certain circumstances, the Annuitant. A contingent beneficiary may be named to become the beneficiary if the beneficiaries die while the Owner is alive. If no beneficiary or contingent beneficiary is named, or if none is alive when the Owner dies, We will pay the Owner's estate.

BUSINESS DAY

Each day that the New York Stock Exchange is open for business. The Separate Account will be valued each Business Day. A Business Day ends as of the close of regular trading on the New York Stock Exchange.

CODE

The Internal Revenue Code of 1986, as subsequently amended.

COMPANY

Metropolitan Life Insurance Company.

FAIR MARKET VALUE

As determined on any Valuation Date is the amount equal to the sum of the products of the Fixed and Variable Income Payments, or any portion thereof, as of that date multiplied by the corresponding Annuity Purchase Rate determined on the same date.

FIXED INCOME PAYMENTS

That portion of the series of Income Payments made by Us, which We guarantee as to dollar amount and are guaranteed not to change due to any investment gains or losses, or due to changing economic conditions.

GUARANTEED INCOME PAYMENTS

That portion of the Income Payments that are payable under an Income Type with a Guarantee Period and that are payable until the Guarantee Period End Date shown on the Contract Schedule Page.

INCOME PAYMENTS

As of any Valuation Date is the total series of remaining annuity payments payable as of that date to the Owner or other named payee under the Income Type You selected.

INCOME PAYMENT DATE

Is each monthly, quarterly, semi-annual or annual anniversary of the Initial Payment Date.

INCOME PAYMENT FREQUENCY


                                      [2]

The frequency You elected that We pay Income Payments. The Income Payment Frequency is shown on the Contract Schedule Page and cannot be changed.

INCOME DETERMINATION DATE

For Variable Income Payments made under this Contract means the 10th day prior to an Income Payment Date. The Issue Date will also be considered an Income Determination Date if it falls within 10 days of the Initial Payment Date.

INCOME TYPE

The Income Type shown on the Contract Schedule Page is the type of annuity You purchased. You cannot change the Income Type after the Issue Date.

INVESTMENT DIVISION

Separate Account assets are divided into Investment Divisions. Assets of each Investment Division will be invested in shares of a Portfolio.

ISSUE DATE

The date this Contract was issued. The Issue Date is shown on the Contract Schedule Page.

NET PURCHASE PAYMENT

The Purchase Payment less any applicable taxes.

NET INVESTMENT RETURN (NIR)

The percentage change in the value of an Investment Division since the last Valuation Date, which already reflects any expenses and charges associated with the underlying Portfolio, as well as the daily equivalent of the Separate Account Charge for every day since the last Valuation Date.

NOTICE

Any form of communication providing information We need, either in a signed writing or another manner that We approve in advance. All Notices to Us must be sent to our Administrative Office and received in good order. To be effective for a Business Day, a Notice must be received in good order prior to the end of that Business Day.

OWNER

The person(s) entitled to the ownership rights under this Contract. If Joint Owners are named, all references to Owner shall mean Joint Owners. (Referred to as "You or Yours.")

PORTFOLIOS

The investment choices available to the Investment Divisions of the Separate Account.

PURCHASE PAYMENT

The total amount paid to Us under this Contract as consideration for the benefits it provides. This amount is shown on the Contract Schedule Page.

SEPARATE ACCOUNT

A segregated asset account of the Company designated on the Contract Schedule page to which We allocate the portion of the Net Purchase Payment to provide the Variable Income Payments. It is an investment account We maintain separate from Our other assets. The Separate Account

                                      [3]
consists of a number of Investment Divisions. The Separate Account is valued each Business Day. A detailed description of each Investment Division currently available under this Contract is contained in the prospectus. You will be notified if the Portfolios that are available change in the future.

VALUATION DATE

Each day the Variable Income Payment is calculated. A Valuation Date will also occur as of the effective date of an election to change the Investment Division(s) providing the Variable Income Payment, or as of the effective date of an election to change the allocation between Fixed and Variable Income Payments, or on the date that a death benefit, if any, is paid out under this annuity Contract, or on any day that We determine the Fair Market Value of the Income Payments or of any portion thereof.

VARIABLE INCOME PAYMENTS

That portion of the series of payments made by Us which vary in amount with the investment experience of each applicable Investment Division. The payment amount will increase or decrease based on the investment results of the Separate Account Investment Divisions as compared to the benchmark AIR.

WE, US, OUR and METLIFE refer to the Company.


                                      [4]

GENERAL PROVISIONS

THE CONTRACT

The entire contract consists of this Contract and any Riders or Endorsements attached to this Contract. We may require this Contract to be returned to Us prior to the payment of any benefit. It is important to review any Riders or Endorsements included with this Contract. In any case of conflict with any provision of this Contract and the provisions of the Rider or Endorsement the provisions of the Rider or Endorsement will control.

To preserve this Contract's status as an annuity and comply with Section 72 of the Internal Revenue Code, as amended and applicable Treasury Regulations, We may, if necessary amend this Contract. We will notify You of any amendments and, when required by law, We will obtain Your approval and the approval of the appropriate regulatory authority.

NON-PARTICIPATING

This Contract will not share in any distribution by Us of Company dividends.

MISSTATEMENT OF AGE OR SEX

We may require proof of age or sex of the Annuitant, Owner or Beneficiary before making any payments under this Contract that are measured by the Annuitant's, Owner's or Beneficiary's life. If the age or sex of the Annuitant, Owner or Beneficiary has been misstated, the amount payable will be the amount that the Purchase Payment would have provided at the correct age and sex.

Once Income Payments have begun, any underpayments will be made up in one sum with the next Income Payment or in any other manner agreed to by Us. Any overpayments will be deducted first from future Income Payments.

PROTECTION OF PROCEEDS

The Contract and the Income Payments under it are not assignable and will be exempt from the claims of creditors to the extent permitted by law.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from the Purchase Payment or any Income Payment any taxes paid by Us to any governmental entity relating to this Contract (including without limitation: premium taxes, federal, state and local withholding of income, estate, inheritance and other taxes required by law, and any new or increased state income taxes that may be enacted into law).

We will, at our sole discretion, determine when taxes relate to the Contract, including for example when they have resulted from: the investment experience of the Separate Account; receipt by Us of the Purchase Payment; commencement of Income Payments; payment of death benefits; or any other payment; and any new or increased taxes which become effective that are imposed on Us and which relate to the Purchase Payment, fees and charges under the Contract.

We may, at our sole discretion pay taxes when due and make a deduction from the Income Payments at a later date. Payment at an earlier date does not waive any right We may have to deduct amounts at a later date.


                                      [5]

EVIDENCE OF SURVIVAL

We may require proof that any person(s) on whose life Income Payments are based is alive. We reserve the right to discontinue Income Payments until satisfactory proof is received.

MODIFICATION OF CONTRACT

This Contract may be changed by Us in order to maintain compliance with applicable state and federal law. This Contract may be changed or altered only in a writing signed by our President, Vice-President, or Secretary.


                                      [6]

OWNERSHIP PROVISIONS

OWNER

You, as the Owner, have all the interest and rights under this Contract. The Owner is the person designated on the Contract Schedule, unless changed.

JOINT OWNER

A Contract may be owned by Joint Owners, limited to natural persons. Either Joint Owner can exercise all rights under the Contract unless You inform Us otherwise as indicated on the Contract Schedule or in a Notice to Us. Upon the death of either Owner, the surviving Joint Owner will be deemed to be the primary Beneficiary unless You inform Us otherwise. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated on the Contract Schedule or in a Notice to Us.




                                      [7]

BENEFICIARY PROVISIONS

BENEFICIARY

The Beneficiary is the person(s) named on the Contract Schedule or the surviving Joint Owner, unless changed. Unless You provide otherwise, the death benefit if any, will be paid to or in equal shares as follows:

1. to the primary Beneficiary(ies) who survive You (or who survive the Annuitant if the Owner is a non-natural person); or if there are none, then

2. to the contingent Beneficiary(ies) who survive You (or who survive the Annuitant if the Owner is a non-natural person); or if there are none, then

3.  to Your estate.

CHANGE OF BENEFICIARY

Subject to the rights of any irrevocable Beneficiary, You may change the primary Beneficiary or contingent Beneficiary. A change may be made by filing a Notice with Us. The change will take effect as of the date the Notice is signed, but We will not be liable for any payment made or action taken before We have recorded the change.




                                      [8]

SEPARATE ACCOUNT PROVISIONS

THE SEPARATE ACCOUNT

The Separate Account is designated on the Contract Schedule Page and consists of assets that are kept separate from our General Account assets and all of our other segregated asset accounts. We own the assets of the Separate Account. The Separate Account will not be charged with liabilities that arise from any business We may conduct. We will add amounts to the Separate Account from other contracts of Ours.

The Separate Account is divided into Investment Divisions, each of which buys shares in a corresponding Portfolio. Thus, the Separate Account does not invest directly in stocks, bonds, etc. but leaves such investments to the fund portfolios to make.

INVESTMENTS OF THE SEPARATE ACCOUNT

We keep track of Your participation in each Investment Division of the Separate Account using Annuity Units.

Amounts allocated to an Investment Division of the Separate Account will be credited as of the end of the Valuation Date during which they are reallocated. When You make a reallocation into an Investment Division, We credit You Annuity Units in that division. When You make a reallocation out of an Investment Division, We reduce the number of Your Annuity Units in that division. Increases to or reductions from an Investment Division are made as of the end of a Valuation Date.

CHANGE IN OPERATION

We may make certain changes to the Separate Account if We think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, We will obtain Your approval of the changes and approval from any appropriate regulatory authority.

We can close, add or remove Portfolios as Investment Division investments as permitted by law. When a change is made, We will send You a revised prospectus for the Separate Account, which will describe all of the Portfolios then available under the Contract and/or any notice required by law. When a Portfolio is removed, We have the right to substitute a different Portfolio in which the Investment Division will then invest the value of the removed Portfolio.

Examples of changes to the Separate Account that We may make include:

    - To transfer assets in an Investment Division to another Investment Division, or to one or more other separate accounts, or to our General Account; or to add, combine, or close or remove Investment Divisions in the Separate Account.

    - To substitute, for the shares held in any Portfolio, the shares of another class of share or the shares of another Portfolio or any other investment permitted by law.


                                      [9]

If any changes result in material change in the underlying investments of an Investment Divisions to which an amount is allocated under the Contract, We will notify You of the change. You may then make a new choice of Investment Divisions.


                                      [10]

INCOME PAYMENT PROVISIONS

ALLOCATION OF PURCHASE PAYMENT

You choose how the Purchase Payment is allocated toward the purchase of the Fixed Income Payment and toward the purchase of the Variable Income Payment subject to any allocation requirements imposed by Us. We reserve the right to impose restrictions on allocations. The names of the Investment Divisions, and the Purchase Payment Allocation You initially selected are shown on the Contract Schedule Page. Based on this choice, MetLife has allocated a portion of the Net Purchase Payment to its General Account to provide for any Fixed Income Payment and a portion to the applicable Investment Divisions in the Separate Account to provide for any Variable Income Payment.

The portion of the Net Purchase Payment that is allocated toward the purchase of the Fixed Income Payment is equal to the portion of the Purchase Payment allocated toward the purchase of the Fixed Income Payment reduced by any applicable taxes on that portion. The portion of the Net Purchase Payment that is allocated toward the purchase of the Variable Income Payment is equal to the portion of the Purchase Payment allocated toward the purchase of the Variable Income Payment reduced by any applicable taxes on that portion.

INITIAL INCOME PAYMENT DETERMINATION

The Initial Income Payment shown on the Contract Schedule Page was determined by dividing the Net Purchase Payment amount allocated to each Income Payment option (i.e., fixed and variable) by the Annuity Purchase Rate in effect for each option as of the Issue Date. For example, assume the Net Purchase Payment was $100,000, You allocated $50,000 toward the purchase of the Fixed Income Payment and $50,000 toward the purchase of the Variable Income Payment.

If the then current Annuity Purchase Rate for Fixed Income were $100, the $50,000 You allocated toward the purchase of the Fixed Income Payment would be divided by the $100, and the initial Fixed Income Payment would equal to $500.00.

The $50,000 You allocated toward the purchase of the Variable Income Payment would be divided by the Annuity Purchase Rate for Variable Income. For this example let's say the Annuity Purchase Rate for Variable Income was $125. Dividing the $50,000 by the $125 purchase rate would produce an initial Variable Income Payment of $400.00. The Total Initial Income Payment would be equal to $900.00.

INITIAL INCOME PAYMENT

The Contract Schedule Page shows the actual Initial Income Payment amount if the Initial Payment Date is within 10 days following the Issue Date. If the Initial Payment Date is more than 10 days after the Issue Date, then the actual initial Variable Income Payment will be different than that shown on the Contract Schedule and will be calculated as the total of the products of the Annuity Units in each of the Investment Divisions shown on the Contract Schedule Page times the Annuity Unit Values for the corresponding Investment Divisions as of the Income Determination Date of the Initial Income Payment. If You change the allocation

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between Fixed and Variable Income Payments before the Initial Payment Date, the actual Initial Income Payment will also change.

INCOME PAYMENTS

You can choose to have the Income Type payable as Fixed Income Payments or Variable Income Payments or a combination. Unless another payee is designated, You will be the payee of the Income Payments.

CONTRACT FEE

We deduct the Annual Contract Fee from the Income Payments. If We do so, it will be deducted pro-rata (proportional to the Income Payment Frequency) from each Income Payment. The amount payable to You will be the Income Payment less the pro-rata amount of the Annual Contract Fee. The Annual Contract Fee We deduct is shown on the Contract Schedule Page.

FIXED INCOME PAYMENTS

Fixed Income Payments are based upon the Income Type, the Annuitant's Attained Age and sex, and the applicable Annuity Purchase Rates on the applicable Valuation Date. Fixed Income Payments are guaranteed as to dollar amount. This guarantee is backed by Our General Account.

ANNUITY UNITS

The number of Annuity Units for each Investment Division is initially established by dividing the dollar amount of the Initial Variable Income Payment applicable to an Investment Division by the Annuity Unit Value for that Investment Division as of the Issue Date. This number of Annuity Units will not change unless You make reallocations to or from the Investment Division. A new number of Annuity Units for the Investment Division would be computed to reflect such reallocations.

ANNUITY UNIT VALUE

The initial Annuity Unit Value for each Investment Division was set by Us. The current Annuity Unit Value of an Investment Division is equal to the value of an Annuity Unit for the immediately preceding Valuation Date times (a) the investment experience factor (i.e., 1 + NIR) for the current valuation period for the applicable Investment Division, divided by (b) the daily AIR factor for each day in the current valuation period.

A valuation period is the period between one calculation of an Annuity Unit Value and the next calculation. Normally, We calculate Annuity Unit Values once each Business Day. The Annuity Unit Value may increase or decrease from Business Day to Business Day.

VARIABLE INCOME PAYMENTS

Variable Income Payments are based upon the Income Type, the Annuitant's Attained Age and sex, and the applicable Annuity Purchase Rates on the applicable Valuation Dates. The Variable Income Payments are determined as of each Valuation Date. A Valuation Date will occur on the Income Determination Date, which is the day We calculate the Variable Income Payment payable on the next Income Payment Date.

While the Variable Income Payment may be calculated as of each Valuation Date, only the amount calculated as of the Income Determination Date will be reflected in the payment. To the

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extent permitted by law, We may also change the Income Determination Date by giving You 30 days notice.

We reserve the right to delay the Valuation Date (i.e., delay payment) if the rules of the Securities and Exchange Commission (SEC) so permit and the SEC has determined that an emergency exists making the calculation of the Investment Divisions' NIR not reasonably practicable (see the prospectus for a further discussion of events that may be deemed an emergency by the SEC).

The Variable Income Payment amount changes based on both the NIR of the Investment Division(s) supporting the payment and the AIR. How much the Variable Income Payment will change and whether the change will be positive or negative will depend on the NIR determined for each Investment Division since the last Income Determination Date.

On an annualized basis, for example, if the AIR is 5% and an Investment Division has a cumulative NIR of 6% over a one-year period, the first Variable Income Payment of the next year will be 100.9524% (1.06 divided by 1.05) of the payment on the same date in the preceding year. If the NIR is 4% over a one-year period, the first Variable Income Payment of the next year will be 99.0476% (1.04 divided by 1.05) of the payment on the same date in the preceding year.

A Variable Income Payment on any Valuation Date is calculated for each Investment Division selected. On a Valuation Date We determine the new Variable Income Payment by multiplying the number of Annuity Units for each of the Investment Divisions You selected by the Annuity Unit Value of the units attributable to each of Your elected Investment Divisions.

If more than one Investment Division is chosen, the new Variable Income Payment is the sum of the amounts determined for each Investment Division.

BASIS OF FIXED INCOME PAYMENTS

The Annuity Purchase Rates applicable to Fixed Income Payments will never be less than those provided by the A2000 Mortality Table with a seven-year age setback and projected from 2000 using 200% of Projection Scale G and an interest rate of 2.5%.




                                      [13]
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REALLOCATION PROVISIONS

You may make certain reallocations as described below. We will not be liable for any reallocations made in accordance with Your instructions (or instructions from Your designee if We agree to accept instructions from such designee.) All reallocations made on the same Business Day will be treated as one reallocation. A reallocate will be made as of the end of a Business Day when We receive all the required information necessary to process the request in good order at Our Administrative Office. All reallocations will be subject to the following:

1.  We reserve the right to limit the maximum number of reallocations;

2.  We reserve the right to charge a fee for reallocations;

3.  We reserve the right to limit the amounts of reallocations;

4. Your right to make reallocations is subject to limitations or modification by Us if We determine, in our sole opinion that the exercise of the right by one or more owners with interests in the Investment Division is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the reallocation right that is considered by Us to be to the disadvantage of other owners. A limitation or modification could be applied to reallocations to, or from, one or more of the Investment Divisions and could include, but is not limited to:

    a.  the requirement of a minimum time period between each reallocation;

    b. not accepting a reallocation request from a third party acting under authorization on behalf of more than one Owner;

    c. limiting the dollar amount that may be reallocated between the Investment Divisions (or between an Investment Division and the Fixed Income Payment option) by an Owner at any one time;

    d. limiting the number of reallocations permitted between Investment Divisions and the Fixed Income Payment option;

    e. requiring that a written reallocation request be provided to Us signed by an Owner;

5. To the extent permitted by applicable law, We reserve the right to defer the reallocation privilege at any time that We are unable to purchase or redeem shares of any of the Portfolios under the Separate Account. In addition, in accordance with applicable law, We reserve the right to modify or terminate the reallocation privilege at any time.


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REALLOCATIONS

Reallocations can be made subject to the following provisions:

1. You can reallocate all or a portion of the Income Payment between Fixed and Variable Income Payments as well as reallocate between or change the Investment Divisions supporting Your Variable Income Payments. (However for administrative reasons We reserve the right to limit the number of changes in a one month period to one. If We do so, We will give You 30 days advance written notice);

2. A Valuation Date will occur as of the effective date of an election to change the Investment Division or Divisions providing the Variable Income Payment, or as of the effective date of an election to change the allocation between Fixed and Variable Income Payments;

3. Reallocations among Investment Divisions will be made by converting the number of Annuity Units being reallocated to the number of Annuity Units of the Investment Division to which the reallocation is made, so that if the next Variable Income Payment were made on the reallocation date, the payment would be the same as it would have been without the reallocation. In either case, the number of Annuity Units that are added or subtracted is determined by the Annuity Unit Values at the time of the transaction. For example: if You reallocate 10 Annuity Units from one Investment Division with an Annuity Unit value of $10 to another Investment Division with an Annuity Unit value of $20, the number of Annuity Units in the first Investment Division would be reduced by 10 and the number of Annuity Units in the second Investment division would increase by 5 i.e., (10 x $10) divided by $20. Thereafter, Variable Income Payments will be computed based on the new number of Annuity Units;

4. We will adjust Your Income Payment amounts when You elect to reallocate between Your Fixed and Variable Income Payment options. For example:

        a. Assume Your Fixed Income Payment is $500.00. If You reallocate 100% of Your Fixed Income Payment (i.e., $500.00) to Your Variable Income Payment option, We would convert Your Fixed Income Payment to a Variable Income Payment by applying a factor. This factor would be determined on the reallocation date by dividing the Annuity Purchase Rate for Fixed Income by the Annuity Purchase Rate for Variable Income. For example, if on the reallocation date the Annuity Purchase Rate for Fixed Income as of the reallocation date was $100 and the Annuity Purchase Rate for Variable Income was $125, then the resulting factor would be approximately 0.8 (or 100 divided by 125). To convert the Fixed Income Payment to a Variable Income Payment, We would multiply the $500 by the 0.8 factor. As a result of the reallocation, Your Fixed Income amount would decrease by $500.00 and Your Variable Income amount would increase by $400.00. We would credit the Investment Divisions with additional Annuity Units whose value is $400.00 as of the reallocation date. Thereafter, the Variable Income Payments would be computed based on the new number of units in the divisions.

        b. If You reallocate 100% of Your Variable Income Payment to Your Fixed Income Payment option, Your Variable Income Payment would be redetermined on the reallocation date. For example, assume on the reallocation date that Your Variable Income Payment was calculated to be $500.00. To convert this amount to a

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            corresponding Fixed Income Payment, We would apply a factor. This factor would be determined on the reallocation date by dividing the Annuity Purchase Rate for Variable Income by the Annuity Purchase Rate for Fixed Income as of the reallocation date. For example, let's again assume that the Annuity Purchase Rate for Variable Income is $125 and the Annuity Purchase Rate for Fixed Income is $100. This would result in a factor of approximately 1.25 (or 125 divided by 100), which when multiplied by the redetermined Variable Income Payment of $500.00 would result in a Fixed Income Payment of $625.00. As a result of the reallocation Your Fixed Income Payment would increase by $625.00, and Your Variable Income Payment would decrease by $500.00. We would reduce the Investment Divisions by the number of Annuity Units whose value is $500.00 as of the reallocation date. Thereafter, the Variable Income Payments would be computed based on the new number of units in the divisions.


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DEATH BENEFIT PROVISIONS

To determine if there is any death benefit payable, see the Annuity Benefit description on the Contract Schedule Page.

A Valuation Date will occur on the date that a death benefit, if any, is paid out under this annuity Contract.

Upon the death of any Annuitant, the death benefit, if any, will be as specified in the Annuity Benefit under the Income Type chosen when You purchased this annuity Contract.

However, upon the death of an Owner, or of any Annuitant if the Owner is not a natural person, or of the last surviving Annuitant, before the Initial Payment Date, We will pay in a single lump sum, the Purchase Payment less any amounts previously paid to You under this annuity Contract.

On or after the Initial Payment Date, upon the death of the last surviving Annuitant, You will have the choice of either (a) receiving a single lump sum equal to the Fair Market Value of any remaining Guaranteed Income Payments and We will make no further Income Payments, or death benefit payments or any other payment under this annuity Contract, or (b) continuing to receive the remaining Guaranteed Income Payments, if any.

Notwithstanding anything in the Contract to the contrary, however, if the death occurs prior to the annuity starting date (as defined under section 72 (c) (4) of the Code and the regulations thereunder), any remaining interest in the Contract or any death benefit (after We are furnished with due proof of death) must be paid either (a) in a lump sum within five years after the date of death, or (b) over the lifetime of the payee or over a period no longer than the payee's life expectancy with payments beginning within a year after the date of death. If the death referred to above occurs on or after the annuity starting date, the federal tax law requires that any remaining interest continue to be paid at least as rapidly as under the income payment stream in effect on the date of the death.

If the payee to whom the death benefit is payable is the Owner's spouse, such spouse may continue the Contract as Owner.

Upon the death of the Owner, at any time, the Beneficiary becomes entitled to exercise the rights of the Owner.


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PAYMENT OF DEATH BENEFIT

We will require Notice of both due proof of death and an acceptable election for the payment method before any death benefit is paid. Our obligations are subject to all payments made and actions taken by Us before our receipt of Notice of due proof of death.

Any death benefit will be paid in accordance with applicable law or regulations governing death benefit payments.

This contract is intended to satisfy the requirements under section 72(s) of the Internal Revenue Code of 1986, as subsequently amended (the "Code"), and to be treated as a variable contract within the meaning of section 817 of the Code and the regulation thereunder. In all events and notwithstanding any provision of this Contract to the contrary, this Contract will be construed and administered in accordance with Section 72 (s) and section 817 of the Internal Revenue Code, as amended.




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SUSPENSION OR DEFERRAL OF PAYMENTS OR REALLOCATIONS

We reserve the right to suspend or postpone payments of any amounts due under the Contract when permitted under applicable Federal or state laws, rules and regulations. We reserve the right to suspend or postpone reallocations or payments of any kind from the Separate Account for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.  trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of the Owners.

The applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.


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